EGPI FIRECREEK, INC.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253

April 26, 2006

VIA Electronic Submission
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: EGPI Firecreek, Inc. Request for Withdrawal of Form SB-2/A

Ladies and Gentlemen:

        On behalf of EGPI Firecreek, Inc. (the “Company”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make application to the Securities and Exchange Commission (the “Commission”) to withdraw our Form SB-2/A filed on February 7, 2006 due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company’s registration statement which became effective on September 7, 2005.

        The Company’s amendment to its registration statement on Form SB-2 was transmitted to and accepted by the Commission on February 7, 2006 using the wrong EDGAR form type, “SB-2/A” rather than “POS AM”. The accession number for the filing is 0000930413-06-000777.

        The Company intends to re-file its post-effective amendment to the registration statement on Form SB-2 with the Commission under the correct EDGAR form.

        Please call Peter J. Gennuso of Gersten Savage LLP at (212) 752-9700 with any questions.

Respectfully,

EGPI Firecreek, Inc.

\s\ Dennis Alexander

Chairman and Chief Financial Officer